Exhibit 99.1

ETranslation for informational purposes only

CORPORACIÓN INMOBILIARIA VESTA, S.A.B. DE C.V.

CALL

By resolution of the Board of Directors of CORPORACIÓN INMOBILIARIA VESTA, S.A.B. DE C.V. (the “Company”), pursuant to Articles 181, 182, 183, 186 and 187 of the General Corporations Law and Clause Eighteenth of the by-laws of the Company, the shareholders are hereby called to attend to a General Ordinary and Extraordinary Shareholders Meeting that will take place, in first call, on March 21st, 2024, in the corporate offices of the Company, located at Paseo de los Tamarindos 90, Torre II, Piso 28, Col. Bosques de las Lomas, Alcaldía Cuajimalpa de Morelos, Ciudad de México, C.P. 05120 at 11:00 a.m., to attend the items of the following:

AGENDA FOR THE GENERAL ORDINARY MEETING

I.	Presentation, and in its case, approval of the 2023 annual report by the CEO.

II.	Presentation, and in its case, approval, of the 2023 annual report by the Board of Directors referred to in fraction IV of Article 28 of the Securities Market Law.

III.	Presentation, and in its case, approval, of the 2023 annual reports of the Audit, Corporate Practices, Investment, Ethics, Debt and Equity, Environmental, Social and Corporate Governance Committees.

IV.	Report on the compliance of tax obligations of the Company and its subsidiaries, during 2023.

V.	Presentation, and in its case, approval, of the audited and consolidated financial statements of the Company and its subsidiaries, prepared for the fiscal year 2023, including the report from the external auditor for the Company.

VI.	Presentation, and in its case, approval of the decree and payment of a cash dividend, delegation of authority to the Board of Directors.

VII.	Presentation, and in its case, approval of the share repurchase program during the fiscal year 2023.

VIII.	Presentation, and in its case, approval of the 2024 share repurchase program, of the amount that may be used in a revolving manner to such purposes and its execution.

IX.	Appointment, or in its case, ratification of the members of the Board of Directors, and of the presidents of the Audit and Corporate Practices Committees.

X.	Proposal and in its case, approval of the compensations payable to the members of the Board of Directors and committees, during 2024.

XI.	Proposal, and in its case, approval of the long-term incentive plan for the executives of the Company during the period 2024 - 2028.

XII.	Proposal, and in its case, approval to cancel unsubscribed and unpaid shares from the offerings carried out in 2023.

XIII.	Appointment of special delegates for the General Ordinary Meeting.

AGENDA FOR THE GENERAL EXTRAORDINARY MEETING

I.	Proposal, and in its case, approval of the modifications to Clauses Sixth, Seventh, Eighth, Eleventh, Twelfth, Fifteenth, Eighteenth, Twenty-Third, Thirtieth and Thirty-First and other related from the by-laws of the Company, to incorporate the amendments to the Securities Market Law and to the General Corporations Law.

II.	Proposal, and in its case, approval of and increase to the capital stock of the Company, through the issuance, and in its case, subscription of single series ordinary, nominative, non-par value shares, representing the variable capital, or of titles or instruments representing them, that will be placed through one or more public offerings, through one or more authorized stock exchanges in Mexico and/or abroad, and with the approval by (and/or registry before) the competent authorities and stock exchanges, without preferred subscription rights and delegation of authority into the board of directors.

III.	Proposal, and in its case, granting of special powers for executing the resolutions adopted by this General Extraordinary Shareholders´ Meeting.

IV.	Designation of special delegates of the General Extraordinary Shareholders´ Meeting.

Pursuant to that set forth in Clause Nineteenth of the by-laws of the Company, only the persons registered as shareholders in the share registry ledger of the Company, or that evidence ownership of the shares of the Company through the certificates issued by S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. supplemented with the depositors’ list, shall have the right to appear or to be represented in the General Ordinary and Extraordinary Shareholder´s Meetings. The members of the Board of Directors of the Company may not represent shareholders.

Shareholders may be represented by means of a power of attorney granted in the form that, in terms of Article 49 fraction III, of the Securities Market Law, is available at the secretary´s office of the Company from the date of publication of this call, or by means of powers of attorney granted in terms of common law. The secretary´s office of the Company is located in Paseo de los Tamarindos 90, Torre II, Piso 28, Col. Bosques de las Lomas, Alcaldía Cuajimalpa de Morelos, Ciudad de México, C.P. 05120.

Deposit of share titles, or in its case, the delivery of the relevant deposit certificates, must be done at the offices of the Company, in the address referred to in the foregoing paragraph, from Monday thru Friday, from 9:00 to 14:00 hours and 16:00 to 18:00 hours, from the date of publication of this call and until two (2) business days before the date in which the General Ordinary and Extraordinary Shareholder´s Meetings take place, where they may also collect the corresponding admission cards.

The information and documentation related to the items contemplated in the agenda is available for the shareholders and the corresponding custodians, in the address of the Company, free of charge.

Mexico City, February 23rd, 2024

/S/ Lic. Alejandro Pucheu Romero

Secretary of the Board of Directors